

June 21, 2012

Via E-mail
Tyler H. Rose
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

> **Re:** **Kilroy Realty Corporation**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 1-12675**
>
> **Kilroy Realty L.P.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 0-54005**

Dear Mr. Rose:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 33

Office and Industrial Properties, page 33

1.   We note your definition of "annualized base rent" and "annualized rent per square foot" in footnote 2 on page 38. In future periodic filings, please revise to reflect tenant concessions and abatements in these amounts or otherwise revise to quantify the amount of tenant concessions and abatements.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies, page 59

Cost Capitalization and Depreciation, page 66

2.   Please tell us and provide in future periodic reports the total amount of capitalized internal costs during each period presented related to your development and redevelopment projects. Further, please quantify the amount of salaries capitalized in each category.

Results of Operations, page 78

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 79

3.   We note your disclosure on page 80 regarding your core portfolio and your acquisition portfolio. In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please revise your revenue and expense discussion to address period to period changes in same-store net operating income or clarify whether you are referring to same-store property as core property. Additionally, please disclose how you determine the properties that fall within the "same-store" pool, including how you determine that a property is stabilized. To the extent a property is excluded, please identify the property. Additionally, please provide this disclosure separately for your office and industrial property segments.

4.   In future Exchange Act periodic reports, please clarify what is included in "Other property income" on the table on page 80.

Financial Statements of Kilroy Realty Corporation and Kilroy Realty L.P., page F-1

Notes to Consolidated Financial Statements for Kilroy Realty Corporation and Kilroy Realty L.P., page F-14

4. Deferred Leasing Costs and Acquisition-related Intangible Assets and Liabilities, net, page F-33

5.   Given the significant below-market operating lease intangible liabilities acquired during the fiscal year ended December 31, 2011, in future periodic filings, please present on a gross basis the amortization related to acquisition-related intangibles or tell us why you believe such disclosure would not be beneficial.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief